SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of Changes of Management (Thursday, March 24, 2011)

March 24, 2011

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice of Changes of Management

Please be advised that the Board of Directors of Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on March 24, 2011 to propose the following persons as candidates for new members of the Board of Directors and the Board of Corporate Auditors at the 121st ordinary general meeting of shareholders to be held in June 2011.

1) Candidates for new members of the Board of Directors

Name	Current responsibility

Takeshi Torigoe	Managing Executive Officer of the Company (To be Senior Managing Executive Officer as of April 1, 2011)
Masayoshi Kitaoka	Managing Executive Officer of the Company
Toshihiro Kubo	Executive Officer of the Company (To be Managing Executive Officer as of April 1, 2011)
Junichi Sato*	Senior Executive Officer of Daikin Industries, Ltd.

*	Mr. Junichi Sato is a candidate for outside director.

< Date of assuming office (scheduled):      June 2011 >

2) Candidate for a new member of the Board of Corporate Auditors

Name	Current responsibility

Hirokazu Nara	Representative Director and Senior Managing Executive Officer of the Company (To be Director as of April 1, 2011)

< Date of assuming office (scheduled):      June 2011 >

3) Retirement of directors (Expiration of the term of office)

Name	New responsibility after retirement

Daisuke Hatakake	Executive Adviser of the Company
Moriya Hayashi	Adviser of the Company
Hirokazu Nara	Corporate Auditor of the Company
Kan Trakulhoon	Honorable Associate of the Company

< Date of retirement (scheduled):      June 2011 >

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: March 24, 2011	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	General Manager of Global Management Promotion Department